=============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 (Amendment No. 4)1

                             Acxiom Corporation
                ------------------------------------------------
                                (Name of Issuer)

                Common Stock, Par Value $0.10 per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                  005125109
                ------------------------------------------------
                                (CUSIP Number)

                             Allison Bennington
                              ValueAct Capital
                        435 Pacific Avenue, Fourth Floor
                           San Francisco, CA 94133
                              (415) 362-3700
                ------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                With a Copy to:
                        Christopher G. Karras, Esq.
                                Dechert LLP
                         4000 Bell Atlantic Tower
                             1717 Arch Street
                   Philadelphia, Pennsylvania 19103-2793
                           Ph. (215) 994-4000

                                 June 3, 2005
                ------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                              Page 2 of 12
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         9,802,970**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,802,970**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,802,970**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   10.3%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                              Page 3 of 12
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Partners Co-Investors, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         138,660**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        138,660**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    138,660**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Less than 1%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                              Page 4 of 12
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners, L.L.C.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         9,941,630**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,941,630**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,941,630**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                             Page 5 of 12
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Jeffrey W. Ubben
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         9,941,630**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,941,630**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,941,630**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                              Page 6 of 12
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   George F. Hamel, Jr.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY         9,941,630**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,941,630**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,941,630**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                             Page 7 of 12
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Peter H. Kamin
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
---------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         9,941,630**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,941,630**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,941,630**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

      THE PURPOSE OF THIS AMENDMENT NO. 4 TO SCHEDULE 13D IS TO AMEND THE PURPOSE OF TRANSACTION SECTION OF REPORTS FILED BY THE REPORTING PERSONS. THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY REPORTED.

ITEM 4.  PURPOSE OF TRANSACTION.

         On June 3, 2005, the Reporting Persons sent a letter (the "Letter") to Mr. Charles Morgan, the Chairman of the Board of Directors and Chief Executive Officer of the Issuer, expressing the Reporting Persons' disappointment that the Board of Directors has not followed through on any of the major public commitments it has made to increase shareholder value, essentially abandoning the Issuer's improved return-on-investment plans publicly communicated in May of 2004. The Letter reiterated the Reporting Persons' concerns regarding the strength of the Issuer's current financial management. The Letter also stated that, after carefully reviewing the facts and the performance of the Issuer's stock price, the Reporting Persons believe fresh participation at the Board level is needed to help challenge management and bring critical financial acumen, and that the Reporting Persons are now prepared to offer to acquire all of the outstanding shares of the Issuer not already owned by the Reporting Persons at a cash price of $23.00 per share, subject to a satisfactory due diligence review of the Issuer. A copy of the Letter is attached as Exhibit B to this report and is incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

A)     Joint Filing Agreement

B)     Letter from Reporting Persons dated June 3, 2005 to the Issuer

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  June 6, 2005           George F. Hamel, Jr., Managing Member

                              ValueAct Capital Partners Co-Investors L.P., by VA Partners, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  June 6, 2005           George F. Hamel, Jr., Managing Member

                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  June 6, 2005           George F. Hamel, Jr., Managing Member


                              By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  June 6, 2005           Jeffrey W. Ubben, Managing Member


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  June 6, 2005           George F. Hamel, Jr., Managing Member


                              By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  June 6, 2005           Peter H. Kamin, Managing Member

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Acxiom Corporation is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.


                              ValueAct Capital Master Fund L.P., by
                              VA Partners, L.L.C., its General Partner


                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  June 6, 2005           George F. Hamel, Jr., Managing Member

                              ValueAct Capital Partners Co-Investors L.P., by VA Partners, L.L.C., its General Partner


                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  June 6, 2005           George F. Hamel, Jr., Managing Member


                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  June 6, 2005           George F. Hamel, Jr., Managing Member


                              By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  June 6, 2005           Jeffrey W. Ubben, Managing Member


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  June 6, 2005           George F. Hamel, Jr., Managing Member


                              By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  June 6, 2005           Peter H. Kamin, Managing Member

                            Exhibit B
                              LETTER

                         VAC
                        VALUEACT CAPITAL
                       June 3, 2005

VIA E-MAIL AND FEDERAL EXPRESS

Mr. Charles Morgan
Chairman and Chief Executive Officer
Acxiom Corporation
1 Information Way
Little Rock, AR 72202

Dear Charles:

Beginning in the mid-1990's, principals of ValueAct Capital began following Acxiom Corporation (the "Company"). We watched the Company for many years before making our first purchase of Acxiom stock in June of 2003. At that time we were attracted by the apparent resilience demonstrated by Acxiom in the face of highly challenging business and market conditions and by the Company's dramatic improvement in cash generation from fiscal 2001 through fiscal 2003. Although we observed some fundamental weaknesses in the management of the business, we were impressed by Acxiom's stated plans to leverage its rich data assets into higher margin products, to develop a more scaleable service delivery model, and to operate with increased return-on-investment discipline. Based on comments by the Company to this effect, and on our continued due diligence, we increased our investment through the course of 2003.

In December of 2003 we met with you and advocated a public commitment to a Return on Assets (ROA) goal. An ROA goal was ultimately communicated to the public in May of 2004 in the Financial Roadmap. The May 2004 Financial Roadmap had a "long term goal" for ROA of 14-16%. The market's positive response to the introduction of the Company's Financial Roadmap was immediate and Acxiom's stock rose to multi-year highs. ValueAct Capital continued to add to its investment position based on our belief that Acxiom was strongly committed to the value creating strategies underlying the Financial Roadmap.

However, we have been dismayed to see that not only have Acxiom's actions been in contrast to these stated goals, but that the Board of Directors of the Company has demonstrated a lack of willingness to acknowledge obvious management deficiencies and missteps and to take steps to put the Company on the path to strong financial performance.

Acxiom has not followed through on any of the major commitments it has made to increase shareholder value. Rather than holding to its pubic commitments to achieve meaningful margin expansion and increase returns-on-investment by driving growth with data products and by developing more standardized service delivery processes, Acxiom has instead chosen to drive growth through expansion of the IT Management segment, which is demonstrably the Company's lowest return, most capital intensive business. The Company has essentially abandoned the improved return-on-investment plans communicated in the May 2004 Financial Roadmap by lowering the long-term ROA goal from 14-16% to 10 14% (May 12, 2005 Roadmap). The lower ROA range moves the Company much closer to not earning its current cost of capital.

As you know, we have questioned the strength of the Company's financial management for some time. These concerns crystallized when it became apparent that management miscalculated the benefit of the Claritas and Consodata acquisitions. The original business reasons for these acquisitions may have been sound, but the financial analysis, forecasting and capital allocation processes were flawed. We were further troubled when the Company decided to exclude sizeable capital lease additions from the Roadmap definition of "Free Cash Flow". Based on discussions we had with you, we believed that you agreed with our view that the Company's financial expertise needed to be upgraded and strengthened, but we were disappointed and surprised when you later told us that the current financial management was "just fine".

Based on all of these facts and the performance of Acxiom's stock price, it is clear that the Company needs fresh and independent participation at the board level to help challenge management and bring critical financial acumen. When we began discussions about my possible addition to the Board, we believed that the Board recognized that it could benefit from the involvement of a Board member with extensive financial and public company board experience. At a minimum we thought that the Company was now committed to making major changes at the Board level. We now understand that the Acxiom Board of Directors was only making changes at the Board level to satisfy a NASDAQ corporate governance requirement and not to make a serious change that could improve the effectiveness of the Board.

As Acxiom's largest shareholder for nearly two years, we are no longer willing to sit on the sidelines as opportunities are lost and equity value is destroyed. The current regime has proven its inability to generate sustained equity returns over a ten-year period. Now that the promises of the last two years have proved to be illusory, it is time for the Board to put the Company in the hands of someone who recognizes the opportunity to unlock the Company's potential value and who is willing to provide appropriate value to shareholders today for such opportunity.

To that end, ValueAct Capital is prepared to present an offer to acquire 100% of the shares of Acxiom that we do not already own at a purchase price of $23.00 per share, a 25% premium to the 20-day average of closing prices for Acxiom common shares. We would prefer to meet with you, your independent directors or their advisers, at the earliest possible time to discuss these matters. Please be aware that ValueAct Capital is required to amend its current 13D filing to include this letter and intends to do so on Monday afternoon, June 6th.

Sincerely,

/s/ Jeffrey W. Ubben

Jeffrey W. Ubben
Managing Partner

                               Page 11 of 12